Exhibit 97
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
REMUNERATION RECOUPMENT POLICY
(Effective October 2, 2023)
This Remuneration Recoupment Policy (the “Policy”) has been adopted by the Board of Directors (the “Board”) of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company”). This Policy provides for the recoupment of certain executive remuneration in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. This Policy is intended to comply with the requirements of Section 10D of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Rule”) and shall be construed and interpreted in accordance with such intent.
1.Definitions. For the purposes of this Policy, the following terms shall have the meanings set forth below.
(a)“Covered Executive” means any individual who is required to be covered by this Policy pursuant to the Listing Rule, including (i) each Executive Director of the Company and (ii) each of those members of the Senior Management of the Company that the Board determines from time to time.
(b)“Effective Date” means October 2, 2023.
(c)“Covered Remuneration” means any Incentive-based Remuneration “received” by any current or former Covered Executive during the three fiscal years completed immediately preceding the date of any applicable Recoupment Trigger Date (and any additional transition period in connection with any change in the Company’s fiscal year, as provided in the Listing Rule) to the extent that (i) the Incentive-based Remuneration is received after the Effective Date and after the recipient of the amount became a Covered Executive and (ii) the Covered Executive served in their executive role at any time during the performance period applicable to the Incentive-based Remuneration. For purposes of this Policy, Incentive-based Remuneration is “received” by a Covered Executive during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Remuneration (or portion thereof) is attained, even if the payment or grant of such Incentive-based Remuneration is made thereafter.
(d)“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the International Financial Reporting Standards used in preparing the Company’s financial statements, (ii) stock price measure, or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any Financial Reporting Measure referenced herein).
(e)“Financial Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws, including any restatement that is required in order to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
(f)“Incentive-based Remuneration” means any remuneration (including, for the avoidance of doubt, any cash or equity or equity-based remuneration, whether deferred or current) that is based wholly or in part upon the achievement of a Financial Reporting Measure.
(g)“Recoupment Trigger Date” means the earlier of (i) the date that the Board (or a committee thereof or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare a Financial Restatement.
2.Recoupment of Erroneously Awarded Remuneration.
(a)In the event of a Financial Restatement, if the amount of any Covered Remuneration exceeds the amount of the Incentive-based Remuneration that would have otherwise been received by the relevant Covered Executive if calculated based on the Financial Restatement (the “Adjusted Remuneration”), the Company shall reasonably promptly recover from such Covered Executive an amount equal to the excess of the Covered Remuneration over the Adjusted Remuneration, each calculated on a pre-tax basis (such excess amount, the “Erroneously Awarded Remuneration”).
(b)Subject to applicable law, the Company shall determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Remuneration shall be recovered from a Covered Executive.

(c)Notwithstanding anything to the contrary herein, the Company shall not be required to recover any Erroneously Awarded Remuneration if a majority of the independent directors serving on the Board has determined that recovery of the Erroneously Awarded Remuneration would be impracticable in accordance with Section 303A.14(c)(1)(iv)(A), (B), or (C) of the Listing Rule.
(d)The Company shall not indemnify or insure any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of Erroneously Awarded Remuneration pursuant to this Policy.
3.Administration. This Policy will be administered by the Board, or any committee or subcommittee of the Board designated to administer this Policy (the “Administrator”). All decisions of the Administrator shall be final, conclusive and binding upon the Company and the Covered Executives, their beneficiaries, executors, administrators and any other legal representative. The Administrator shall have full power and authority to (i) administer and interpret this Policy; (ii) correct any defect, supply any omission and reconcile any inconsistency in this Policy; and (iii) make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations.
4.Interpretation. Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of Section 10D of the Exchange Act and the Listing Rule (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith). The provisions of this Policy shall be interpreted in a manner that satisfies such requirements and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.
5.Amendment/Termination. Subject to Section 10D of the Exchange Act and the Listing Rule, this Policy may be amended or terminated by the Administrator at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Remuneration in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Remuneration to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on a United States national securities exchange.